July 12, 2016

Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Resource Credit Income Fund, File No. 811-23016

Dear Mr. Cowan:

On June 24, 2016, Resource Credit Income Fund (the “Registrant” or the “Fund”) filed a preliminary proxy statement. On July 1, 2016, you provided comments by phone and via email. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the preliminary proxy statement.

1.         Comment. Please modify the sentence that currently reads:

At a meeting on June 2, 2016 (the “Board Meeting”), the Board approved an interim advisory agreement between the Trust and Resource with respect to the Fund (the “Interim Advisory Agreement”) and, subject to shareholder approval, the New Advisory Agreement (together, the “Advisory Agreements”).

to read:

At a meeting on June 2, 2016 (the “Board Meeting”), the Board, including a majority of the Trustees who are not “interested persons,” as that term is defined in the 1940 Act (“Independent Trustees”), approved an interim advisory agreement between the Trust and Resource with respect to the Fund (the “Interim Advisory Agreement”) and, subject to shareholder approval, the New Advisory Agreement (together, the “Advisory Agreements”).

Response. The requested change has been made.

2.         Comment. Please explain to shareholders what will occur if the Interim Advisory Agreement expires before the Transaction is consummated.

Response. The Interim Advisory Agreement allows the Adviser to manage the Fund in the event that the Transaction is consummated before shareholders approve the New Advisory Agreement. Because the term of the Interim Advisory Agreement would not begin to run until the consummation of the Transaction, it will not expire before the Transaction is closed. The Registrant has therefore concluded that no additional disclosure is required.

July 12, 2016

3.         Comment. The proxy statement currently states that “under the Agreement and Plan of Merger, C-III acknowledges the sellers’ reliance on Section 15(f) of the 1940 Act and has agreed that it will use reasonable best efforts to assure that the conditions of Section 15(f) are satisfied in relation to the Fund after the Transaction is consummated.” The staff of the SEC does not permit registrants to use “reasonable efforts” or “best efforts” to comply with the Section 15(f) safe harbor. To rely on the safe harbor, the Registrant must satisfy the conditions of the safe harbor. If the Fund will not (or cannot) make such disclosures, please provide an explanation of why the former adviser is not breaching its fiduciary duty under Section 36(a) of the 1940 Act.

Response. The Fund has agreed to comply with the requirements of Section 15(f) and will disclose as much on the proxy statement. The first sentence of the paragraph containing the referenced language has been revised to read as follows:

The Transaction has been structured in reliance upon Section 15(f) of the 1940 Act, and the Fund has agreed to comply with the requirements of that section.

4.         Comment. In the summary of the deliberations found under “Evaluation by the Board of Trustees,” please disclose any additional factors considered by the Board that weighed against the approval of the Advisory Agreements.

Response. The summary of the deliberations in the referenced section does not contain any omissions of material factors considered by the Board in its evaluation and approval of the Advisory Agreements.

5.         Comment. Please confirm that all Parents (as defined in Schedule 14A) of Resource are disclosed as required by Item 22(c)(3) of Schedule 14A.

Response. The Registrant so confirms.

6.         Comment. Under “VOTING SECURITIES AND VOTING,” the proxy statement currently states:

In certain circumstances in which the Fund has received sufficient votes to approve a matter being recommended for approval by the Fund’s Trustees, the Fund may request that brokers and nominees, in their discretion, withhold or withdraw submission of broker non-votes in order to avoid the need for solicitation of additional votes in favor of the proposal. The Fund may also request that selected brokers and nominees, in their discretion, submit broker non-votes, if doing so is necessary to obtain a quorum.

July 12, 2016

It is the view of the SEC staff that the Fund may not (i) request that parties withhold or withdraw broker non-votes to avoid the need for solicitation of additional votes in favor of a proposal or (ii) request that parties submit broker non-votes if doing so is necessary to obtain a quorum. Please revise the referenced language accordingly.

Response. The referenced language has been deleted.

7.         Comment: Please ensure that the definitive proxy statement includes all information required by Item 6(d) of Schedule 14A concerning Fund shareholders.

Response: The Registrant will ensure that the definitive proxy statement includes all information required by Item 6(d) of Schedule 14A concerning Fund shareholders.

* * * * *

July 12, 2016

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Craig A. Foster at (614) 469-3280.

Sincerely,

/s/
Craig A. Foster